UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-188900

CVR REFINING, LLC

(Exact name of registrant as specified in its charter)

*ADDITIONAL REGISTRANTS LISTED ON SCHEDULE A HERETO

2277 Plaza Drive, Suite 500

Sugar Lang, Texas 77479

(281) 207-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.500% Senior Notes due 2022

Guarantees of 6.500% of Senior Notes due 2022

(Title of each class of securities covered by this Form)

Common Units Representing Limited Partner Interests of CVR Refining, LP

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

6.500% Senior Notes due 2022: 50

Guarantees of 6.500% of Senior Notes due 2022: 50

SCHEDULE A — ADDITIONAL REGISTRANTS*

Exact Name of Registrant as Specified in its Charter (1)	State or Other Jurisdiction of Incorporation or Organization	Commission File No.
CVR Refining, LP	Delaware	333-188900-01
Coffeyville Resources Terminal, LLC	Delaware	333-188900-02
Coffeyville Finance Inc.	Delaware	333-188900-03
Wynnewood Refining Company, LLC	Delaware	333-188900-04
Wynnewood Energy Company, LLC	Delaware	333-188900-05
Coffeyville Resources Pipeline, LLC	Delaware	333-188900-06
Coffeyville Resources Crude Transportation, LLC	Delaware	333-188900-07
Coffeyville Resources Refining & Marketing, LLC	Delaware	333-188900-08

(1)         The address for each of the additional registrants is c/o CVR Refining, LP, 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CVR REFINING, LLC

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019

CVR REFINING, LP

By: CVR Refining GP, LLC, its general partner

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019

COFFEYVILLE RESOURCES TERMINAL, LLC

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019

COFFEYVILLE FINANCE INC.

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019

WYNNEWOOD REFINING COMPANY, LLC

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019

WYNNEWOOD ENERGY COMPANY, LLC

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019

COFFEYVILLE RESOURCES PIPELINE, LLC

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019

COFFEYVILLE RESOURCES CRUDE TRANSPORTATION, LLC

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019

COFFEYVILLE RESOURCES REFINING & MARKETING, LLC

By:	/s/ Tracy D. Jackson
Name:	Tracy D. Jackson
Title:	Executive Vice President and Chief Financial Officer
Date:	January 29, 2019